GLOBAL HEALTH VENTURES, INC.

(Formerly GoldTown Investments Corp.)

1517 West 58th Avenue, Vancouver, British Columbia, Canada V6P 1W6 Fax – 604 632-4407

______________________________________________________________________________

November 7, 2008

David R. Humphrey

Branch Chief

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sir:

Re:	Global Health Ventures, Inc. (f/k/a GoldTown Investment Corp.) (the “Company”)
Form 10-KSB for the year ended May 31, 2007

Filed: September 13, 2007

File No. 333-137888

In connection with your letters of October 28, 2008 and November 9, 2007 with respect to the Company’s Form 10-KSB for the year ended May 31, 2007 filed by the Company on September13, 2007, the Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions please do not hesitate to contact the undersigned.

Yours truly

Global Health Ventures Inc.

/s/ Hassan Salari

Per:	Hassan Salari
President, Chief Executive Officer

CW2216634.1